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                         [LOGO - HARVEST ENERGY TRUST]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                                 (HTE.UN - TSX)

            HARVEST ENERGY TRUST CONFIRMS SECOND QUARTER DISTRIBUTION
              AND ANNOUNCES ADJUSTMENT TO EXCHANGEABLE SHARE RATIO
                   AND CONVERTIBLE DEBENTURE CONVERSION PRICE

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CALGARY, APRIL 13, 2005 (TSX: HTE.UN) - Harvest Energy Trust ("Harvest") today announces that the Board of Directors of Harvest Operations Corp. has authorized a cash distribution of $0.20 per trust unit to be paid in each of May, June and July, 2005 as follows:

                                                                 DISTRIBUTION
RECORD DATE        DISTRIBUTION DATE    EX-DISTRIBUTION DATE       PER UNIT
-----------        -----------------    --------------------     ------------
April 29, 2005        May 16, 2005          April 27, 2005           $0.20
May 31, 2005         June 15, 2005            May 27, 2005           $0.20
June 30, 2005        July 15, 2005           June 28, 2005           $0.20

As a result of the special distribution announced on February 28, 2005, both the exchangeable share ratio and the conversion price of both series of convertible debentures will be adjusted. The adjusted exchange ratio and convertible debenture conversion prices will take effect on April 15, 2005 and will be as follows:

Exchangeable Share Exchange Ratio                           1.10188
Convertible Debentures Series 1 (9%) Conversion Price        $13.85
Convertible Debentures Series 2 (8%) Conversion Price        $16.07

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.


INVESTOR & MEDIA CONTACTS:
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     JACOB ROORDA
      President                CORPORATE HEAD OFFICE:
                               Harvest Energy Trust
--------------------------     2100, 330 - 5th Avenue S.W.
      DAVID RAIN               Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                               PHONE: (403) 265-1178
--------------------------     TOLL FREE: (866) 666-1178
      CINDY GRAY               Fax: (403) 265-3490
  Investor Relations &         EMAIL:   information@harvestenergy.ca
 Communications Advisor        WEBSITE: www.harvestenergy.ca
  gray@harvestenergy.ca
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